UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For November 12, 2002

Big Rock Brewery Ltd.

5555 – 76 Avenue SE, Calgary, AB T2C 4L8

Indicate whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F

Form 20-F

[X]

Form 40-F

[  ]

Indicate whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information  to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[  ]

No [X]

[

N E W S   R E L E A S E

BIG ROCK BREWERY LTD. ANNOUNCES SECOND QUARTER RESULTS

CALGARY, ALBERTA, November 6, 2002 – Big Rock Brewery Ltd. (TSX: BR, NASDAQ: BEER)

Big Rock Brewery, one of North America’s leading specialty brewers, is pleased to announce its results for the second quarter ended September 30, 2002.

Gross sales revenue increased to $11,269,829 this quarter from $10,519,665 in the same quarter last year, a 7% increase.

In terms of volume, hectoliters sold increased to 44,614 from 38,555 the previous year, a 16% increase.

Revenue net of government taxes and commissions increased to $8,849,698 from $7,800,233 last year a 13% increase. This improvement is primarily due to increased sales volume as well as the decrease in the Alberta Government markup on beer charged to the small brewery sector effective April 5, 2002.

EBITDA (earnings before interest, taxes, depreciation and amortization) for the quarter was $2,093,257 a 38% increase over last year EBITDA at $1,517,079.

Net income for the quarter was $925,129 up 30% from $709,260 last year.

Earnings per share for the quarter were $0.17 compared to $0.14 last year.

Selected financial information follows:

Big Rock Brewery Ltd.

CONSOLIDATED BALANCE SHEET

September 30, 2002 $
(unaudited)
ASSETS
Current
Cash and cash equivalents	649,564
Accounts receivable	2,438,514
Inventories	3,450,863
Prepaid expenses and other	542,836
Investments	7,817
7,089,594

Capital assets	27,925,420
Long-term investment	¾
Deferred charges	229,261
Goodwill	727,218
35,971,493

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank indebtedness	741,150
Accounts payable and accrued liabilities	1,825,953
Income tax payable	972,224
Current portion of long-term debt	1,696,784
5,236,111
Long-term debt	1,450,501
Future income taxes	4,711,235
11,397,847

Shareholders’ equity
Share capital	14,194,688
Retained earnings	10,378,958
24,573,646
35,971,493

Big Rock Brewery Ltd.

CONSOLIDATED STATEMENTS OF
OPERATIONS AND RETAINED EARNINGS

	Three Months Ended September 30
	2002	2001
	$	$
	(unaudited)

Revenue
Sales	11,269,829	10,519,665
Government taxes and commissions	2,420,131	2,719,432
	8,849,698	7,800,233
Cost of sales	3,398,328	3,027,006
Gross profit	5,451,460	4,773,227

Expenses
Selling, general and administrative	3,358,203	3,256,148
Interest	111,175	101,070
Amortization	441,912	339,654
	3,911,290	3,696,872

Income before income taxes	1,540,170	1,076,355

Current income tax expense	571,577	110,129
Future income tax expense	43,464	256,967
	615,041	367,096

Net income for the period	925,129	709,260
Retained earnings, beginning of period	9,453,829	7,899,328
Redemption of common shares	¾	¾
Retained earnings, end of period	10,378,958	8,608,588

Net income per share
Basic and diluted	0.17	0.14

Big Rock Brewery Ltd.

CONSOLIDATED STATEMENT OF CASH FLOWS

September 30	2002
$
(unaudited)
Operating Activities
Net income for the period	1,726,815
Items not affecting cash:
Amortization and writedown of assets	830,400
Future income taxes	71,835
2,629,050
Net change in non-cash working capital	(243,485)
Cash provided by operating activities	2,385,565

Financing Activities
Decrease in bank indebtedness	(1,116,732)
Repayment of long-term debt	(919,524)
Share repurchase	—
Shares issued by private placement	—
Shares issued on exercise of options	287,698
Cash used in financing activities	(1,748,558)

Investing Activities
Purchase of capital assets	(763,295)
Deferred charges	(25,306)
Acquisition of Bear View	(215,000)
Cash used in investing activities	(1,003,601)

Net decrease in cash	(366,594)
Cash and cash equivalents, beginning of period	1,016,158
Cash and cash equivalents, end of period	649,564

Big Rock is a regional producer and marketer of premium quality beers, headquartered in Calgary, Alberta, Canada.  The Company's products are available in draught, bottles and cans. The Company also produces or distributes Cider and Cooler products. Big Rock products are marketed in five provinces and three territories in Canada and in the United States.

For further information please contact:

Ed McNally Chairman Big Rock Brewery Ltd. Phone: (403) 720-3239 Fax: (403) 236-7523	Bob King President Big Rock Brewery Ltd. Phone: (403) 720-3239 Fax: (403) 236-7523	Tim Duffin, C.A. Chief Financial Officer Big Rock Brewery Ltd. Phone: (403) 720-3239 Fax: (403) 236-7523